1.	Name of Reporting Person - Orrstown Bank

2.	Check the appropriate box if a member of a group	(a)
	(b)

3.	SEC Use Only

4.	Citizenship or place of organization - Shippensburg, PA  17257

5.	Sole voting power - 10,547

6.	Shared voting power - 220,984.8

7.	Sole dispositive power - 10,547

8.	Shared dispositive power - 0

9.	Aggregate amount beneficially owned by each reporting person - 253,670.6

10.	Check box if the aggregate amount in row (9) excludes certain shares

11.	Percent of class represented by amount in row 9 - 11.3

12.	Type of reporting person - BK